Exhibit 4.5

Certain identified information has been excluded from the exhibit pursuant to Item 601(a)(6) of Regulation S-K due to personal privacy concerns. Redacted information is indicated by: [***]

EXCLUSIVE SUPPLY AGREEMENT

THIS EXCLUSIVE SUPPLY AGREEMENT (this “Agreement”) is made as of September 28, 2018 (the “Effective Date”), by and between Noramco, Inc., a Georgia corporation, with offices at 500 Swedes Landing Road, Wilmington, Delaware 19801, USA (“Noramco”), and Cardiol Therapeutics Inc., an Ontario corporation located at 2275 Upper Middle Road East, Suite 101, Oakville, ON, Canada, L6H 0C3 (“Buyer”). Noramco and Buyer may be referred to herein each as a “Party” or together as the “Parties”, as the context may require.

WHEREAS, Noramco is engaged in the business of manufacturing and selling active pharmaceutical ingredients;

WHEREAS, Buyer is engaged in the business of developing, manufacturing and/or selling finished pharmaceutical products; and

WHEREAS, Buyer wishes, for itself and its Affiliates, to purchase cannabidiol (CBD) for its use in the manufacture of Products (as defined below), and Noramco is willing to supply such active pharmaceutical ingredient exclusively to Buyer for distribution of Products in the Territory on the terms and subject to the conditions of this Agreement.

NOW THEREFORE, in consideration of the mutual representations, warranties and covenants set forth in this Agreement, the Parties agree as follows:

DEFINITIONS

For purposes of this Agreement, the following words or expressions have the meanings provided below:

“Action” has the meaning set forth in Section 10.1.

“Affiliate” means with respect to either Party, any individual, partnership, association, corporation, limited liability company, trust or other legal person or entity that is controlled by, controls or is under common control with that Party. As used herein, “control” of a corporation or other business entity means direct or indirect beneficial or legal ownership of fifty percent (50%) or more of the voting interest in, or more than fifty percent (50%) of the equity of, or the right to appoint fifty percent (50%) or more of the directors or managers of, that corporation or other business entity.

“Agreement” has the meaning set forth in the introductory paragraph.

“API” means cannabidiol (CBD).

“Breaching Party” has the meaning set forth in Section 13.2.

“Buyer” has the meaning set forth in the introductory paragraph. The term “Buyer” as used in this Agreement shall also refer to any Affiliate of Buyer that has executed and delivered to Noramco a Participation Agreement.

“Buyer Indemnitee” has the meaning set forth in Section 10.1.

“cGMP” means current good manufacturing practices within the meaning of the rules and regulations of the FDA, including 21 C.F.R. Parts 210 and 211, as applicable to the manufacturing,

packaging, handling, storage (including during transit) and control of API, as amended from time to time during the Term.

“Confidential Information” means all information, data and know-how disclosed by or for a Party to the other Party concerning the business, marketing strategies, pricing, technology, methods, formulations or processes of the disclosing Party or any of its Affiliates, customers or vendors, whether written, verbal, electronic, visual (e.g., obtained by observation of facilities) or in any other medium, whether tangible or intangible, and whether disclosed prior to or subsequent to the Effective Date. Confidential Information includes any summaries, analyses, compilations, technical information and other materials prepared by either Party, their respective Affiliates, or any of its or their respective officers, directors, employees or agents that contain or are based in whole or in part on any other Confidential Information. Confidential Information also includes the existence and terms of this Agreement. However, Confidential Information does not include information, data or know-how that:

(a)was in the public domain at the time of the disclosure to the receiving Party, or thereafter became part of the public domain without any fault of the receiving Party (it being understood that Confidential Information shall not be deemed to be in the public domain where it is merely embraced by or contained in more general information that is in the public domain);

(b)rightfully was in the receiving Party’s possession prior to the disclosure by or for the disclosing Party (it being understood that Confidential Information shall not be deemed to be in the receiving Party’s prior possession where it is merely embraced by or contained in more general information that was in the receiving Party’s prior possession);

(c)was lawfully obtained by the receiving Party from a third party who had the right to make such disclosures; or

(d)was developed by or for the receiving Party independently of that disclosure.

“DEA” means the Drug Enforcement Administration of the United States Department of Justice or any successor organization.

“DMF” means the Drug Master File with respect to an API, as filed with the FDA by Noramco or any of its Affiliates.

“Effective Date” has the meaning set forth in the introductory paragraph.

“Exclusivity Payment” has the meaning set forth in Section 1.1.2.

“FDA” means the United States Food and Drug Administration or any successor organization.

“Forecast” has the meaning set forth in Section 3.1.1.

“Importer of Record” means an agent of Noramco that acts as importer of record for receipt of shipments of API into Canada.

“Invention” means any innovation, improvement, development, discovery, method, know-how, process, technique or the like, whether or not written or otherwise fixed in any form or medium and whether or not patentable or copyrightable, that is generated, conceived, or reduced to practice by either

Party (or any of its Affiliates or its or their respective employees, independent contractors, subcontractors or agents), or jointly by the Parties, in connection with this Agreement; and all intellectual property rights therein.

“Losses” has the meaning set forth in Section 10.1.

“Manufacturing Interruptions” has the meaning set forth in Section 8.1.

“Manufacturing Quota” means the amount of an API allotted to Noramco by the DEA pursuant to applicable DEA regulations so that Noramco may manufacture API.

“Manufacturing Quota Restrictions” has the meaning set forth in Section 8.2.

“Minimum Quantity” has the meaning set forth in Section 1.1.5.

“Nonconforming API” has the meaning set forth in Section 6.1.

“Noramco” has the meaning set forth in the introductory paragraph.

“Noramco Indemnitee” has the meaning set forth in Section 10.1.

“Participating Affiliate” has the meaning set forth in Section 22,2,

“Participation Agreement” has the meaning set forth in Section 22.2.

“Party” and “Parties” have the meaning set forth in the introductory paragraph.

“Price” has the meaning set forth in Section 4.1.

“Procurement/Import Quota” means the applicable Canadian import permit for import of API.

“Procurement/Import Quota Restrictions” has the meaning set forth in Section 8.3.

“Products” means any drug product for human therapeutic use, in any dosage form or strength, manufactured by or for Buyer, that contains API.

“Proprietary IP” has the meaning set forth in Section 12.1.

“Purchase Order” means a written order from Buyer given in accordance with this Agreement requesting API to be manufactured by Noramco and supplied to Buyer hereunder.

“Quality Agreement” means the agreement related to quality assurance and control to be entered into between the Parties in the form attached hereto as Appendix B.

“Recall” has the meaning set forth in Section 7.3.

“Regulatory Authority” means any and all governmental bodies and organizations regulating the manufacture, importation, distribution, use and/or sale of any Product.

“Representatives” has the meaning set forth in Section 11.1.

“Specification” means Noramco’s API specification contained in Appendix A, subject to Section 4.2.1.

“Term” has the meaning set forth in Section 13.1.

“Territory” means ******* – Exclusive territory. Redacted for confidentiality and as disclosure would be seriously prejudicial to interest of Cardiol.

“Year” means, (i) with respect to the first year of the Term, the period from the Effective Date up to and including December 31 of the same calendar year, (ii) with respect to the last year of the Term, the period from January 1 of such last calendar year up to and including the date of termination or expiration of this Agreement, and (iii) for all periods of the Term in between, a calendar year.

1.SUPPLY

1.1Purchase and Sale.

1.1.1Volume. Subject to the terms and conditions of this Agreement, each Year Noramco shall supply to Buyer and Buyer shall purchase from Noramco ****** of Buyer’s requirements for API for use in Products, provided that Noramco meets agreed upon API Specifications and Buyer’s volume requirements. In the event that Noramco is unable to meet the Buyer’s API Specifications and/or supply requirements for any reason whatsoever including failure to obtain sufficient Manufacturing Quota, the Buyer will be free to purchase API from alternate suppliers without losing Exclusivity in the Territory. For the avoidance of doubt, the Parties intend for Buyer’s “commercial requirements” of API to mean all of Buyer’s and all of its Affiliates’ aggregate commercial demand for API in any form, including whether before or after such API has been incorporated into Product, and whether Product is manufactured by or on behalf of Buyer. Buyer will keep accurate records of its annual commercial requirements of API and, upon the request of Noramco during the Term and for one (1) Year thereafter, will permit Noramco or its duly authorized agents to examine such records during normal business hours for the purpose of verifying the correctness of such calculations and the volume of API purchased by Buyer hereunder.

1.1.2Exclusive in the Territory. Buyer shall pay Noramco the non-recoupable sum of Three Million ($3,000,000) Dollars by December 1, 2018 (the “Exclusivity Payment”). The Exclusivity Payment will be credited towards payments of Minimum Quantities purchased during 2018 and 2019. Provided that the Exclusivity Payment is timely made and provided that Buyer complies with Section 1.1.5, Noramco and its Affiliates shall not sell API to any third party for use in the production of products of any kind in the Territory, or to any third party for delivery of products of any kind into the Territory. Further, if Noramco or Buyer learns that any third party is purchasing API from Noramco or its Affiliates and exporting such API into the Territory, Noramco shall stop the sale of API to such third party. If Buyer shall fail to pay the Exclusivity Payment or to comply with Section 1.1.5, Noramco may terminate Buyer’s exclusivity under this Section 1.1.2 by sending written notice of noncompliance to Buyer. The termination of exclusivity becomes effective thirty (30) calendar days after the date of such written notice if Buyer has not cured such noncompliance within such period. Noramco shall not license any third party (other than a Noramco Affiliate that is bound by the requirements of this Agreement) to use any Noramco processes for the manufacture of API or the sale of API in the Territory.

1.1.3Exception for Prescription Medicines. Noramco and its Affiliates shall have the right to sell the API to third parties outside Canada for use in products that are approved as prescription medicines by the Therapeutic Products Directorate of Health Canada, notwithstanding the prohibition in Section 1.1.2.

1.1.4Initial Raw Materials Order. Cardiol shall pay Noramco ******* for the purchase of raw materials for the production of **KG of API as per Section 1.1.5.2. Amounts paid for raw materials will be credited towards Buyer’s future purchases of API.

1.1.5Minimum Quantity. Each Year Noramco shall supply to Buyer and Buyer shall purchase from Noramco the following minimum volumes of API (each Year’s volume being that Year’s “Minimum Quantity”). On or before November 30th prior to each Year (the “Order Date”), Buyer will order at least the following Minimum Quantities from Noramco for delivery during the Year immediately following the Order Date:

1.1.5.1	during Year 2018, **KG at ****/KG;
1.1.5.2	during Year 2019, **KG at ****/KG;
1.1.5.3	during Year 2020, **KG at ****/KG; and
1.1.5.4

during Year 2021, at Buyer’s sole discretion, either **KG at ****/KG or **KG at ****/KG. – Maximum pricing for 2021 and minimum quantity required to be purchased by Buyer from 2022 onwards to ensure maintenance of exclusivity, respectively. Redacted for confidentiality and as disclosure would be seriously prejudicial to interest of Cardiol.

1.1.6The Parties agree that the per KG pricing beyond Year 2021 will not exceed ****/KG and such pricing will be reviewed in the context of the purchase volumes at that time. Provided Buyer purchases a Minimum Quantity of **KG in 2022 and in each subsequent Year, Buyer’s sole and exclusive rights referenced in Section 1.1.2 will remain in full force and effect. Provided Buyer purchases at least Minimum Quantities in accordance with this Agreement, Noramco will not provide any customer buying API, save and except for ******* with better pricing or terms than those offered to Buyer. Noramco will notify Buyer in writing if it intends to enter into an agreement with such a customer to supply API for better pricing or terms than those offered to Buyer and Noramco will ratchet Prices to Buyer downward to match better pricing or terms offered to such a customer.

1.1.7All Prices are expressed in US dollars. Pricing includes all costs, tariffs, duties and shipping to Canada as specified in Buyer’s Purchase Order.

1.2Product Discontinuation. Buyer shall use commercially reasonable efforts to provide at least six (6) months’ advance notice to Noramco if it intends to no longer order API due to its election to discontinue or otherwise withdraw from the market any Product.

2.PERMITS, DMFs AND COAs

2.1Permits. Noramco, at its sole cost and expense, will be responsible for obtaining all licenses, permits and other governmental approvals necessary for the manufacture of the API; provided, that Manufacturing Quota is addressed in Article 8. Noramco will supply the API through the Importer of Record. Noramco, at its sole cost and expense, will be responsible for obtaining all licenses, permits and other governmental approvals necessary in connection with such Importer of Record’s possessing, handling, storing and using API following delivery to it by; provided, that Procurement/Import Quota is addressed in Article 8. Noramco shall address Procurement/Import Quotas through such Importer of Record.

2.2DMFs. Noramco, at its sole cost and expense, has filed or will file and shall maintain during the Term valid DMFs, in accordance with all applicable laws, rules and regulations of the FDA or any other Regulatory Authority expressly identified in the Specification. Noramco shall provide Buyer with an access or right of reference letter entitling Buyer to make continuing reference to the Noramco DMFs during the Term in connection with any regulatory filings made with the FDA by Buyer with respect to Products. During the Term, Noramco may change the Specification, manufacturing process, including for avoidance of doubt change of major manufacturing process equipment, or manufacturing location for the API. Noramco shall advise Buyer in writing not less than six (6) months prior to implementation of such change. No such change shall affect Noramco’s obligation or ability to provide API to Buyer in the quantities and within the times contemplated herein.

2.3CoAs. Noramco shall provide a certificate of analysis with each shipment of API. Buyer shall be solely responsible for releasing API in connection with the manufacture of Products.

3.FORECASTS AND PURCHASE ORDERS

3.1Forecasts.

3.1.1Rolling Quarterly Forecasts. Commencing in 2019, on the first day of each calendar quarter throughout the Term, Minimum Quantities notwithstanding, Buyer shall provide to Noramco ******* (**) month rolling forecast (each, a “Forecast”) of its anticipated purchases of API under this Agreement. The first ******* (Forecast period and binding forecast period, respectively. Redacted for confidentiality and as disclosure would be seriously prejudicial to interest of Cardiol) calendar months of each Forecast shall be binding on Buyer and shall constitute a firm commitment to issue a Purchase Order for the API indicated for such months. The balance of each Forecast shall be a non-binding, good faith estimate of Buyer’s anticipated purchases of API during such period. Each Forecast will include information regarding quantities suitable for planned regulatory filings, including Manufacturing Quota and Procurement/Import Quota filings. Buyer acknowledges that any failure by Buyer to provide Forecasts in accordance with this Section 3.1.1 that are reasonable in light of Buyer’s historic sales data may prevent Noramco from obtaining Manufacturing Quota and Procurement/Import Quota, respectively.

3.1.2Variations. With respect to any Forecast submitted hereunder, the quantity of API Forecast with respect to each of the first two calendar quarters in such Forecast may not deviate by more than ** percent (**%) from the quantity of API Forecast in the immediately prior Forecast (for example, the quantity of an API forecasted for the first quarter of a given Forecast shall not vary by more than **% (Percentage of deviation permitted. Redacted for confidentiality and as disclosure would be seriously prejudicial to interest) from the quantity of such API forecasted for the second quarter in the immediately prior Forecast. For the avoidance of doubt, in the event any Forecast overlaps with any prior Forecast with respect to the binding period described in Section 3.1.1, Buyer acknowledges that, notwithstanding such overlap, the quantity of API in each binding period is fixed upon the submission of the first applicable Forecast and may not be changed (by any subsequent Forecast or otherwise) without Noramco’s prior written consent.

3.1.3Planning. With respect to each Forecast, Noramco may, within ******* calendar days (Notification period. Redacted for confidentiality and as disclosure would be seriously prejudicial to interest of Cardiol) of receipt thereof, notify Buyer that it will not be able to meet Buyer’s anticipated demand for any API as reflected for any of the third and fourth quarters. In such event, the

Parties shall promptly meet to discuss in good faith to revise such Forecast, which shall be resubmitted by Buyer to Noramco with quantities mutually acceptable to both Parties. If, notwithstanding bona fide negotiations concerning Forecast and demand, if the Parties are unable to arrive at a mutually acceptable solution, Buyer may either terminate this Agreement for convenience or obtain additional supply from a third party without losing the exclusivity provided in Section 1.1.

3.2Purchase Orders. Buyer shall place Purchase Orders for the API with Noramco from time to time in accordance with this Section 3.2. Each Purchase Order shall (i) specify in kilograms the quantity of API requested; and (ii) request only quantities of API consistent with the applicable binding portion of the applicable Forecast delivered in accordance with Section 3.1.1; and (iii) specify a delivery date. Noramco shall accept all Purchase Orders that comply with the foregoing requirements. Noramco may, in its sole discretion and without liability to Buyer, reject any Purchase Order that does not comply with any one or more of the foregoing requirements. Noramco shall notify Buyer in writing of any such Purchase Order rejection within ****** business days (Rejection notification period. Redacted for confidentiality and as disclosure would be seriously prejudicial to interest of Cardiol) of receiving such Purchase Order. Purchase Orders shall be binding upon Buyer when submitted to Noramco, and binding on Noramco when accepted (or not timely rejected). Notwithstanding anything to the contrary in this Section 3.2, all Purchase Orders remain subject to Article 8.

4.PRICE AND PAYMENT

4.1Pricing. The price of API to be sold to Buyer under this Agreement (“Price”) is as set forth in Section 1.1.5 and is expressed in U.S. dollars.

4.2Price Adjustments.

4.2.1Due to Technical Changes. Changes to the Specification or the applicable Quality Agreement requested by Buyer will be implemented only following a technical and cost review by the Parties and a written, signed amendment detailing the change, and are subject to the Parties reaching agreement on appropriate revisions to the Price and allocation of any other resulting costs. If the Parties agree to proceed with such amendment and Buyer accepts a proposed Price adjustment, Noramco shall implement the proposed change on the agreed timeframe, and the adjusted Price shall apply only to API that is manufactured under the amended Specification or Quality Agreement, as applicable.

4.3Invoicing. Noramco shall invoice Buyer for API purchased hereunder upon tender of delivery in accordance with Section 5.1. Invoices shall be submitted by email as Buyer may specify in writing from time to time, and a copy of the invoice shall also be enclosed in the applicable shipment. Each invoice shall, to the extent applicable, identify Buyer’s Purchase Order number, API batch numbers, names and quantities, Price, freight charges (if any) and the total amount to be remitted by Buyer.

4.4Payment Terms. Subject to Sections 1.1.2 and 4.5, Buyer shall pay Noramco all amounts due hereunder within ******* calendar days from the date of invoice; provided that Buyer is not obligated to pay any invoice for API with respect to which Buyer has delivered a written objection pursuant to Article 6 until such Dispute has been resolved. Buyer shall make payments by electronic transfer of United States dollars to the account designated by Noramco in the applicable invoice (or otherwise in writing).

4.5Payment Issues.

4.5.1Non-Payment. Noramco shall be entitled to interest on any overdue sum at a rate equal to the lesser of ******* (Percentage of interest. Redacted for confidentiality) per month or the highest rate permissible under applicable law. In addition, Noramco will not be obligated to accept or honor Buyer’s Purchase Orders or to make any shipments of API hereunder unless Buyer’s account with Noramco is in good standing. Buyer agrees to pay all costs and expenses, including reasonable attorneys’ fees, incurred by Noramco in the collection of any sum payable by Buyer to Noramco.

4.5.2Recurring Non-Payment. If Buyer’s payment is overdue (i) for ******* (Period of time. Redacted for confidentiality) or more consecutive invoices or (ii) more than ******* times (Number of times. Redacted for confidentiality) (whether or not consecutive) in any Year, then Noramco shall have the right, in its sole discretion, to change Buyer’s payment terms under Section 4.4 effective immediately upon written notice to Buyer.

4.5.3Credit Risk. If at any time the financial status of Buyer, or the credit risk involved, shall become unsatisfactory to Noramco acting reasonably, Noramco may require cash or satisfactory security prior to accepting such Purchase Order or making shipments of API hereunder. The election by Noramco to require such cash or security shall not affect the obligation of Buyer to take and pay for the contracted API.

4.5.4Remedies Cumulative. For the avoidance of doubt, Noramco’s rights under this Section 4.5 are cumulative and in addition to any other rights or remedies to which it may be entitled at law or in equity.

4.6Taxes. In addition to the Price for API, Buyer shall pay Noramco any and all governmental taxes, charges or duties of every kind (excluding any tax based upon Noramco’s net income) that Noramco may be required to collect or pay upon sale, transfer or shipment of API under this Agreement.

5.SHIPMENT OF API

5.1Delivery. Noramco shall make deliveries of API to Buyer or its legal designate CIP Destination - Freight Prepaid and Allowed. Risk of loss of API shall pass to Buyer in accordance with such Incoterm. Title to API shall transfer to Buyer concurrently with risk of loss. Noramco shall deliver within ******* (Period of time. Redacted for confidentiality) days of the delivery date set forth in the applicable Purchase Order. Noramco shall use only carriers that are experienced in the transport of high value pharmaceuticals and that have a recognized record of dependable delivery.

5.2Packing. Noramco shall pack and label shipping containers in accordance with applicable law and transport guidelines, and the Specification.

6.PRODUCT CLAIMS

6.1Inspection and Rejection. All API may be inspected by Buyer and rejected if the API does not meet the warranty set forth in Section 9.1(iii) (any such API, “Nonconforming API”). API will be deemed accepted if Noramco does not receive written notice from Buyer to the contrary, setting forth in reasonable detail the claimed nonconformity and making a sample of the alleged Nonconforming API available for inspection by Noramco at Buyer’s premises or, upon request, shipped to Noramco, within thirty ******* (Period of time. Redacted for confidentiality) after tender of delivery to Buyer of such API.

6.2Assessment. Upon receipt of a timely-delivered rejection notice and sample pursuant to Section 6.1, Noramco will have thirty (30) calendar days to inspect the alleged Nonconforming API and make a reasonable assessment of the alleged nonconformance. If Noramco agrees, or there is a determination under Section 6.3, that any API is Nonconforming API, then Noramco, at its sole cost (including shipping), and as Buyer’s sole remedy, shall promptly replace the Nonconforming API. Buyer shall, at Noramco’s election and expense, either return the Nonconforming API to Noramco or destroy the Nonconforming API and have an authorized officer of Buyer certify such destruction in writing.

6.3Dispute Resolution. Any Dispute between the Parties concerning whether rejected API is in fact Nonconforming API that the Parties are unable to resolve within a ******* day period (Number of days. Redacted for confidentiality) from Buyer’s rejection notice will be investigated in accordance with the Quality Agreement. If the Parties still cannot agree after such investigation whether rejected API is in fact Nonconforming API, the Parties will arrange to have samples submitted to a qualified independent laboratory mutually agreed to by Noramco and Buyer for testing; or, in the event of a Dispute related to cGMP, then to a mutually agreed upon third party expert for resolution. Such laboratory will use the test methods contained in the applicable Specification. The determination as to whether all or part of such API is Nonconforming API by such laboratory or expert, as the case may be, will be final and binding on the Parties absent manifest error. The fees and expenses of the laboratory or expert, as the case may be, incurred in making such determination will be paid by Noramco if the API is determined to be Nonconforming API, and by Buyer in all other cases.

7.PRODUCT COMPLAINTS AND RECALLS

7.1Customer Complaints. During the Term, Noramco shall reasonably cooperate with Buyer in connection with any necessary investigation arising from customer complaints relating to Product in accordance with the Quality Agreement. Without in any manner limiting the foregoing, each of Buyer and Noramco shall comply with FDA requirements for complaint handling. Buyer shall maintain a system for monitoring, investigating, and following up on adverse event reports received by it involving Products, and shall provide prompt notice to Noramco of any Product complaints, including, but not limited to, information concerning adverse drug events that are required to be reported to FDA or Health Canada, side effects, injury, toxicity, or sensitivity reaction.

7.2Regulatory Action. Each Party shall notify the other Party of any regulatory action or other action concerning the safety of any API or Product in accordance with the Quality Agreement, including but not limited to FDA or Health Canada inspection reports, warning letters or import alerts.

7.3Product Recall. In the event of a Product recall, field alert, withdrawal or field correction (“Recall”) that does not result from Nonconforming API, then, as between Noramco and Buyer, Buyer shall (i) be responsible for the expenses of the recall and (ii) reimburse Noramco for any costs reasonably expended by Noramco to assist Buyer to investigate and/or effect the Recall. Noramco shall, subject to Sections 10.4 and 10.5, bear the direct expenses of a Recall if the Recall would not have resulted but for Noramco’s breach of its warranty set forth in Section 9.1(iii). For the purposes of this Section 7.3, the direct expenses of Recall shall mean the expenses of notification and destruction or return of the Recalled Product and the cost of the API used in the Recalled Product.

8.SUPPLY ISSUES

8.1Manufacturing Interruptions. Buyer acknowledges that the day-to-day manufacturing operation of the facilities used by Noramco to produce API may be subject to interruptions, fluctuations, slow-downs, suspensions and reductions in the ordinary course of business due to a variety of reasons (“Manufacturing Interruptions”). If Noramco believes that a Manufacturing Interruption is reasonably likely to result in a material reduction of any API available to be delivered to Buyer, Noramco shall notify Buyer and consult with Buyer about such Manufacturing Interruption prior to or as soon as reasonably possible after the commencement of such Manufacturing Interruption. After any Manufacturing Interruption resulting in a material reduction of any API terminates, Noramco shall promptly communicate to Buyer regarding such Manufacturing Interruption, the reason therefor, the actions taken, and any corrective actions possible to prevent a repeat event.

8.2Manufacturing Quota Restrictions. Buyer acknowledges that the production and supply of API is contingent upon DEA rules, orders, or directives related to Manufacturing Quotas for API, which may limit or restrict the manufacture or supply of API by Noramco to Noramco’s customers (“Manufacturing Quota Restrictions”). If Noramco believes that a Manufacturing Quota Restriction is reasonably likely to result in a material reduction or suspension of the delivery of an API to Buyer, Noramco shall promptly consult with Buyer to coordinate with respect to their respective obligations, in accordance with Sections 8.4 and 8.5.

8.3Procurement/Import Quota Restrictions. It is the sole responsibility of Noramco, and Noramco shall use commercially reasonable efforts, to obtain for its Importer of Record (as set out in Section 2.1) Procurement/Import Quota for API. Noramco acknowledges API manufactured by Noramco is contingent upon DEA (and/or Canadian) rules, orders, or directives related to Procurement/Import Quotas for API that may limit or restrict Noramco’s customers from receiving API manufactured by Noramco (“Procurement/Import Quota Restrictions”). If Noramco believes that a Procurement/Import Quota Restriction is reasonably likely to result in Buyer’s inability to take delivery of any API from Noramco on the delivery date set forth in the applicable Purchase Order, Noramco shall promptly consult with Buyer to coordinate with respect to their respective obligations, in accordance with Section 8.4.

8.4Failure to Obtain Quota. Each Party shall use commercially reasonable efforts to prepare and plan for the supply and purchase of API against Purchase Orders given in accordance with this Agreement, in anticipation of Noramco and its Importer of Record receiving applicable quota. However, in the event that Noramco or its Importer of Record has not obtained the necessary Manufacturing Quota or Procurement/Import Quota, as the case may be, to allow it to perform its obligations under this Agreement, Noramco shall promptly inform Buyer in writing. In the event that there is not sufficient Manufacturing Quota or Procurement/Import Quota with respect to an outstanding Purchase Order for API, such Purchase Order ******* (Dealing with purchase orders and any remedies for the parties in the event of failure to obtain quote. Redacted for confidentiality and as disclosure would be seriously prejudicial to interest of Cardiol)

8.5Allocation and Cooperation. Buyer recognizes that, due to Manufacturing Interruptions or Manufacturing Quota Restrictions, Noramco may produce less API in any given time period than anticipated, and that Noramco may, at its discretion, allocate its available supply of API among its customers on such basis as Noramco deems fair and reasonable. Notwithstanding the above, Noramco shall (i) use commercially reasonable efforts to minimize interruptions in the supply of API to Buyer, (ii)

use commercially reasonable efforts to coordinate with Buyer to mitigate against the consequences of any shortages related to Manufacturing Interruptions or Manufacturing Quota Restrictions and (iii) honor its obligations under Sections 1.1.5 and 3.1.1 prior to allocating API to any other customer.

8.6No Liability for Interruptions and Restrictions. Noramco shall not be liable to Buyer for any damage, inconvenience, penalty or other consequence that may arise from any bona fide Manufacturing Interruptions, Manufacturing Quota Restrictions or Procurement/Import Quota Restrictions.

9.WARRANTIES; DISCLAIMER

9.1Noramco Warranties. Noramco hereby represents, warrants and covenants to Buyer that (i) it has the corporate authority to enter into this Agreement and to perform its obligations hereunder; (ii) it is not subject to any legal, contractual or regulatory restriction, limitation or conditions that could reasonably be expected to affect adversely its ability to perform hereunder, subject to Article 8; and (iii) all API sold to Buyer under this Agreement shall, as of tender of delivery in accordance with Section 5.1 from the Noramco facility have been manufactured in accordance with cGMP and conform to the Specification.

9.2Buyer Warranties. Buyer hereby represents, warrants and covenants to Noramco that (i) it has the corporate authority to enter into this Agreement and to perform its obligations hereunder; (ii) it is not subject to any legal, contractual or regulatory restriction, limitation or conditions that could reasonably be expected to affect adversely its ability to perform hereunder, subject to Article 8; and (iii) all API supplied to Buyer by Noramco hereunder shall be held, used and disposed of by Buyer in accordance with all applicable laws, rules and regulations, and Buyer will otherwise comply with all laws, rules and regulations applicable to Buyer’s performance under this Agreement and its manufacture, distribution and/or sale of Products.

9.3Disclaimer of Warranties. THE PARTIES AGREE THAT, EXCEPT AS EXPRESSLY SET FORTH IN THIS ARTICLE 9, NEITHER PARTY MAKES ANY REPRESENTATIONS OR EXTENDS ANY WARRANTIES OF ANY KIND, AND THE LIMITED REPRESENTATIONS AND WARRANTIES CONTAINED IN THIS ARTICLE 9 ARE THE SOLE REPRESENTATIONS AND WARRANTIES WITH RESPECT TO THE API AND THE PRODUCTS AND ARE MADE EXPRESSLY IN LIEU OF AND EXCLUDE ANY IMPLIED WARRANTIES OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, OR NON-INFRINGEMENT OF THIRD PARTY INTELLECTUAL PROPERTY RIGHTS AND ALL OTHER EXPRESS OR IMPLIED WARRANTIES PROVIDED BY APPLICABLE LAW, INCLUDING BUT NOT LIMITED TO THE UCC AND THE UN CONVENTION ON CONTRACTS FOR THE INTERNATIONAL SALE OF GOODS.

10.INDEMNIFICATION; LIMITATIONS OF LIABILITY; INSURANCE

10.1Indemnification by Buyer. Buyer shall indemnify, defend and hold Noramco and each of its Affiliates and its and their respective officers, directors, employees and agents (each, a “Noramco Indemnitee”) harmless from and against any liability, loss, costs, damage and/or expense, including without limitation, reasonable attorneys’, experts’ and consultants’ fees and disbursements (“Losses”) in connection with any and all suits, investigations (governmental or otherwise), claims, proceedings or demands (each, an “Action”) initiated or filed against a Noramco Indemnitee by a third party to the extent resulting from or arising out of (i) any breach of any representation, warranty or covenant hereunder by any Buyer Indemnitee (ii) a Buyer Indemnitee’s negligence or willful misconduct or (iii) the manufacture, use or sale of Product by or for Buyer, including in connection with intellectual property or product liability; in each case except to the extent of Noramco’s indemnity obligations pursuant to Section 10.2. In addition, Buyer shall indemnify, defend and hold the Noramco Indemnitees harmless from and against any Losses to the extent resulting from or arising out of any filings with any Regulatory Authority (including the FDA) by or for Buyer or any of its Affiliates or licensees, including filings under 21 U.S.C. 355 and/or Section 505 of the U.S. Food and Drug Act, as now or hereafter in effect, or under similar law (including non United States law), and related claims or proceedings (including Losses associated with Noramco’s obligation to respond to third party subpoenas).

10.2Indemnification by Noramco. Noramco shall indemnify, defend and hold Buyer and each of its Affiliates and its and their respective officers, directors, employees and agents (each, a “Buyer Indemnitee”) harmless from and against any Losses in connection with any Action by a third party to the extent resulting from or arising out of (i) any breach of any representation, warranty or covenant hereunder by any Noramco Indemnitee or (ii) a Noramco Indemnitee’s negligence or willful misconduct; in each case except to the extent of Buyer’s indemnity obligations pursuant to Section 10.1.

10.3Indemnification Procedure. Upon the occurrence of an event that entitles a Noramco Indemnitee or a Buyer Indemnitee to indemnification under Section 10.1 or 10.2, respectively, the indemnified Party shall give prompt written notice to the indemnifying Party providing reasonable details of the nature of the event and basis of the indemnity claim and further expressly stating therein that it is seeking indemnity pursuant to this Agreement. For the avoidance of doubt, and without prejudice to the indemnified Party’s obligation to give prompt written notice, an indemnifying Party’s knowledge of events or circumstances pursuant to which an indemnified Party might seek indemnification, including but not limited to correspondence between the Parties regarding a matter for which indemnity is not expressly sought, shall not constitute the notice required by this provision, and any attorneys, experts or consultant fees or expenses incurred by an indemnified Party prior to proper notice shall be the sole responsibility of such Party; provided, that any failure to give such timely notice shall not bar any indemnification claim unless and to the extent the indemnifying Party shall be or has been materially prejudiced by failure to receive such timely notice. The indemnifying Party will have the right, at its expense and with counsel of its choice, to defend, contest, or otherwise protect against any Action subject to indemnity. The indemnified Party will also have the right, but not the obligation, to participate, at its own expense, in the defense thereof with counsel of its choice. The indemnified Party shall cooperate to the extent reasonably necessary to assist the indemnifying Party in defending, contesting or otherwise protesting against any Action subject to indemnity so long as the reasonable cost in doing so is paid for by the indemnifying Party. If the indemnifying Party fails, within thirty (30) calendar days after receipt of a notice described in the first sentence of this Section 10.3 (1) to notify the indemnified Party of its intent to defend or (ii) to defend, contest or otherwise protect against any Action subject to indemnity or fails to diligently continue to provide the defense after undertaking to do so, the indemnified Party will have the right, upon ten (10) calendar days’ prior written notice to the indemnifying Party, to defend, settle and satisfy any Action subject to indemnity and recover the costs of the same from the indemnifying Party. No Action subject to indemnity may be settled other than by the Party defending the same, and then only with the consent of the other Party, which shall not be unreasonably withheld; provided, however, that the indemnifying Party shall have no obligation to obtain the consent to any settlement that does not impose on the indemnified Party (including any Buyer Indemnitee or Noramco Indemnitee, as the case may be) any liability or obligation, whether financial or otherwise, and does not admit to any wrongdoing by the indemnified Party (including any Buyer Indemnitee or Noramco Indemnitee, as the case may be).

10.4No Consequential Damages. Neither Party shall be liable to the other Party for special, indirect, incidental, punitive or consequential damages, or lost profits, revenues, anticipated savings, opportunity, business, goodwill or data, even if designated direct damages, whether in contract, warranty, negligence, tort, strict liability or otherwise, even if such Party has been advised of the possibility thereof.

10.5Limitation on Liability. Noramco’s maximum liability under this Agreement for any reason whatsoever, not including its indemnity obligations, shall not exceed the total Price paid to Noramco for the API giving rise to the claim; provided, that the foregoing shall not limit Noramco’s liability for damages arising from its gross negligence or willful misconduct.

10.6Insurance. Each Party shall, at its own expense, obtain and maintain during the Term and for ******* (Period of time. Redacted for confidentiality and as disclosure would be seriously prejudicial to interest of Cardiol) years thereafter, insurance on a claims-made basis, in amounts and types that would reasonably be expected to cover any liabilities arising from such Party’s indemnification obligations under this Agreement. Such insurance shall be maintained with companies having an A.M. Best’s rating of A- VII or better. Each Party shall provide the other Party, upon request, with certificates of insurance evidencing the insurance hereunder. Each Party shall name the other Party as additional insureds on all applicable policies of insurance hereunder.

11.CONFIDENTIALITY

11.1Obligations of Non-Disclosure. Each Party agrees that (i) it will not disclose any Confidential Information to any third party at any time during the Term without the prior written consent of the disclosing Party and (ii) it will not make use of any Confidential Information for any purpose other than the performance of its obligations under this Agreement. Notwithstanding the foregoing, a Party may disclose Confidential Information to its Affiliates, and to its and their respective officers, directors, employees, independent contractors, professional consultants (including attorneys and accountants), and agents (“Representatives”), in each case who have a specific need to know such Confidential Information, who are bound by obligations of confidentiality and non-use at least as stringent as those set forth in this Agreement, and who have been made aware of the receiving Party’s obligations under this Agreement. The receiving Party shall be liable to the disclosing Party for any breach of this Article 11 caused by the receiving Party’s Representatives.

11.2Compelled Disclosure. Notwithstanding Section 11.1, either Party may disclose Confidential Information as required by law, regulation or court order or by the listing standards, rules or agreements of any public exchange on which any securities of the receiving Party are listed so long as the receiving Party (i) uses commercially reasonable efforts to give the disclosing Party as much prior notice of such required disclosure as circumstances permit, (ii) allows the disclosing Party to contest such disclosure or to seek a protective order or similar remedy, and reasonably cooperates with the disclosing Party in such efforts, and (iii) limits the disclosure to only the information required to be disclosed. The receiving Party may disclose Confidential Information without notice to any Regulatory Authority in connection with any routine examination, investigation, regulatory sweep or other regulatory inquiry not specifically targeted to the disclosing Party.

11.3Ownership. As between the Parties, Confidential Information is and shall remain the property of the disclosing Party, and the disclosing Party shall retain all right, title and interest in and to its Confidential Information. Neither this Agreement nor the disclosure of Confidential Information hereunder grants or implies to the receiving Party any right or license to use or practice any intellectual property of the disclosing Party.

11.4Return. Upon the expiration or termination of this Agreement, or upon the disclosing Party’s earlier written request, the receiving Party shall immediately cease using all Confidential Information and shall return all Confidential Information to the disclosing Party within thirty (30) calendar days (or, with the disclosing Party’s permission, destroy it and certify as to such destruction), along with all copies and reproductions. Notwithstanding the foregoing, (i) the receiving Party may retain a single copy of Confidential Information in the files of its legal counsel for the sole purpose of proving what was disclosed, (ii) the receiving Party is not required to return or destroy any Confidential Information if doing so would violate any law, regulation or court order, (c) the receiving Party shall not be required to expunge any minutes or written consents of its board of directors (or equivalent governance body), and (iv) to the extent that the receiving Party’s computer back-up or archiving procedures create copies of Confidential Information, the receiving Party may retain such copies for the period it normally archives backed-up computer records, so long as such copies are not readily accessible and arc not used or consulted for any purpose other than disaster recovery. Any Confidential Information retained pursuant to the foregoing sentence shall remain subject to this Agreement until destroyed or no longer deemed Confidential Information based on the exclusions to the definition of Confidential Information.

11.5Duration. The confidentiality and non-use obligations of this Article 11 shall remain in effect throughout the Term and for a period of ten (10) years thereafter; provided, that Confidential Information that is otherwise protected by law or regulation (e.g., trade secret and data privacy) shall remain protected as, and for as long as, such law or regulation requires.

12.INTELLECTUAL PROPERTY

12.1Proprietary IP. For purposes of this Agreement: (i) all intellectual property owned by a Party or any of its Affiliates as of the Effective Date shall be deemed owned by such Party; (ii) all intellectual property licensed to a Party or any of its Affiliates by a third party at any time during the Term shall be deemed owned by such Party; and (iii) all intellectual property generated, conceived or reduced to practice by or for a Party or any of its Affiliates outside the scope of activities under this Agreement shall be deemed owned by such Party (the foregoing collectively, a Party’s “Proprietary IP”).

12.2Inventions. All Inventions, to the extent (i) specific to the development, manufacture, use or sale of any Products or (ii) dependent on Buyer’s Proprietary IP, shall be the exclusive property of Buyer. All other Inventions shall be the exclusive property of Noramco. The Parties shall cooperate to achieve the allocation of rights to Inventions anticipated herein. Each Party shall be solely responsible for the costs of filing, prosecution and maintenance of patents and patent applications on, and otherwise protecting, its Inventions.

12.3Licenses. Buyer hereby grants to Noramco a non-exclusive, paid-up, royalty-free, nontransferable, sublicensable (solely to Noramco’s subcontractors), license during the Term to use any intellectual property (including Buyer’s Inventions pursuant to Section 12.2) necessary for the performance of Noramco’s obligations under this Agreement, including any Buyer-provided specifications. Noramco shall notify Buyer in writing if it licenses any third party (other than a Noramco Affiliate that is bound by the requirements of this Agreement) to use Noramco’s intellectual property rights to manufacture API, including providing notice of the name and address of the third party. The reason for the foregoing sentence is to assist Buyer in verifying the exclusivity granted in Section 1.1.

12.4Infringement. If Noramco’s process of manufacture of an API becomes or is likely to become the subject of an infringement claim or Action, Noramco may, in its sole discretion, (i) procure, at a cost to be reasonably allocated between the Parties, the right to use the applicable intellectual property in the process for manufacture of such API, (ii) change the process of manufacture with the intent of overcoming such allegation of infringement or (iii) if, in Noramco’s sole discretion, neither (i) nor (ii) above are commercially reasonable, terminate this Agreement. The foregoing, together with any right to indemnity pursuant to Section 10.2 shall be Buyer’s sole remedy in respect of any breach of the warranty set forth in Section 9.1(iii).

13.TERM AND TERMINATION

13.1Term. The initial term of this Agreement shall commence as of the Effective Date and shall expire on December 31, 2038, unless sooner terminated as expressly provided for in this Agreement. Thereafter, the term of this Agreement shall automatically renew for successive periods of two (2) calendar Years each, unless written notice of termination is given by a Party to the other at least eighteen (18) months before the expiration of the initial term or the completion of the then-current renewal term, as the case may be, or unless sooner terminated as expressly provided for in this Agreement. The initial term and any renewal term are referred to as the “Term”.

13.2Termination for Breach. This Agreement may be terminated by either Party if the other Party (the “Breaching Party”) is in material breach of any of its obligations hereunder (including, without limitation, any payment obligations) as follows: (i) the terminating Party must send written notice of the material breach to the Breaching Party, (ii) if the breach is of a payment obligation, the termination becomes effective ******* calendar days after the date of such written notice if the Breaching Party has not cured such breach within such period, and (iii) for all other breaches, the termination becomes effective ******* calendar days after the date of such written notice if the Breaching Party has not cured such breach within such period; provided, that if the material breach is not capable of being cured within that ******* day period, and the Breaching Party has commenced within that ******* day period activities reasonably expected to cure that material breach and thereafter uses diligent efforts to complete the cure as soon as practicable, the Breaching Party shall have up to an additional ******* days to cure such breach (for an aggregate cure period equal to ******* calendar days from the date written notice of the material breach was first given). (Period of days. Redacted for confidentiality and as disclosure would be seriously prejudicial to interest of Cardiol)

13.3Termination for Bankruptcy. Either Party may terminate this Agreement without prior notice to the other upon the occurrence of any of the following involving the other Party:

(a)that other Party files a petition seeking an order for relief under the Federal Bankruptcy Code (Title 11 of the United States Code), as now or hereafter in effect, or under similar law (including non United States law), or files a petition in bankruptcy or for reorganization or for an arrangement pursuant to any state bankruptcy law or any similar state law (including non United States law); or

(b)an involuntary case against that Party as debtor is commenced by a petition under the Federal Bankruptcy Code (Title 11 of the United States Code), as now or hereafter in effect, or under similar law (including non United States law), or a petition or answer proposing the adjudication of that Party as a bankrupt or its reorganization pursuant to any state bankruptcy law or any similar state law (including non United States law) is filed in any court and not dismissed, discharged or denied within sixty (60) calendar days after the filing thereof; or

(c)a custodian, receiver, United States Trustee, trustee or liquidator of that Party or of all or substantially all of that other Party’s property is appointed in any proceedings brought by that Party; or if any custodian, receiver, United States Trustee, trustee or liquidator is appointed in any proceedings brought against that Party and is not be discharged within sixty (60) calendar days after that appointment, or if that Party consents to or acquiesce in that appointment; or

(d)if that other Party generally does not pay its debts (including its debts to Noramco, if the other Party is the Buyer) as those debts become due, or makes an assignment for the benefit of creditors, or admits in writing its inability to pay its debts generally as they become due.

13.4Other Termination Rights. Either Party may terminate this Agreement upon written notice as provided in Section 16.2; and Noramco may terminate this Agreement upon written notice to Buyer as provided in Section 12.4.

13.5Obligations on Termination. Any expiration or termination of this Agreement does not release the Parties from any liabilities or obligations that accrued as of the date thereof. In addition, the obligations undertaken by each Party under Sections 4.1, 4.4 through 4.6 and 13.5, as well as Articles 6, 7, 9, 10, 11, 12 (except for Section 12.3) and Articles 14 through 25 (except for Section 22.2), shall survive termination or expiration of this Agreement indefinitely or for such shorter period as is provided in such Articles.

14.INDEPENDENT CONTRACTORS

The status of the Parties under this Agreement is that of independent contractors. Nothing is this Agreement may be construed as establishing a partnership or joint venture relationship between the Parties. Neither Party has the right to enter into any agreements on behalf of the other Party, nor may it represent to any person that it has that right or authority.

15.NOTICES

All notices, requests, demands and other communications under this Agreement shall be in writing, shall be deemed to have been duly given if addressed and sent to the contact information below, and shall be deemed to have been made: (i) on the date of service if served personally on the Party; (ii) on the second business day after delivery to an overnight courier service if first available delivery is indicated and paid for; (iii) on the third business day after mailing if mailed to the Party to whom notice is to be given, by first class mail, registered or certified, postage prepaid; or (iv) on the date of transmission, if sent by email with confirmation of transmission. Either Party may change its contact information for purposes of this Article 15 by giving the other Party written notice of the new contact information in the manner set forth above.

If to Buyer:	Cardiol Therapeutics Inc.
2275 Upper Middle Road East
Suite 101
Oakville, ON, Canada
L6H 0C3
*******
*******
*******

If to Noramco:	Noramco, Inc.
500 Swedes Landing Road
Wilmington, Delaware 19801
*******
*******
*******

16.FORCE MAJEURE

16.1Force Majeure Events.  Neither Party will be liable for non-performance or delay in the fulfillment of its obligations when that non-performance or delay is occasioned by any cause beyond the reasonable control of such Party, including without limitation, acts of God, fire, flood, earthquakes, explosions, sabotage, strikes, or labor disturbances (regardless of the reasonableness of the demands of the labor force), civil commotion, riots, military invasions, wars, failure of utilities, failure of carriers, inability to obtain any required raw material, energy source, equipment, labor or transportation, at prices and on terms Noramco deems practicable from its usual sources of supply or any acts, restraints, requisitions, regulations, or directives issued by a competent government authority, including changes in law or regulation (“Force Majeure Events”); provided, that a Force Majeure Event shall never excuse a Party from paying any sum of money owed under the terms of this Agreement.

16.2Discharge of Obligations. In the event that either Party is prevented from discharging its obligations under this Agreement on account of a Force Majeure Event, that Party shall promptly notify the other, and shall nevertheless make every reasonable endeavor, in the utmost good faith, to discharge its obligations, even if in a partial or compromised manner. In the event that a Force Majeure Event continues for a period of ******* consecutive calendar days, or for periods which aggregate ninety ******* during any ******* period, the Party not claiming the Force Majeure Event will be entitled to terminate this Agreement on written notice to the affected Party, but without penalty or liability to the affected Party, subject to Section 13.5. (Period of days. Redacted for confidentiality and as disclosure would be seriously prejudicial to interest of Cardiol)

17.ENTIRE AGREEMENT; MODIFICATION

This Agreement, including the appendices hereto, which are hereby incorporated by reference, constitutes the entire agreement of the Parties with respect to its subject matter and supersedes all prior agreements, arrangements, dealings and writings between the Parties that relate to the matters covered herein. Any terms and conditions of an invoice, acknowledgement or similar document provided by Noramco for API, or any terms and conditions of Purchase Orders or similar document provided by Buyer for API which are inconsistent with or in addition to the terms of this Agreement shall be null and void. In the event of a conflict between the terms and conditions of this Agreement and the terms and conditions of the Quality Agreement set forth in Appendix B, this Supply Agreement shall prevail. Except as expressly provided herein, this Agreement may not be amended or modified except in writing executed by the duly authorized representatives of both Parties.

18.WAIVER

No waiver of a breach or default hereunder will be considered valid unless in writing and signed by the Party giving that waiver, and no waiver will be deemed a waiver of any subsequent breach or default of the same or similar nature.

19.DISPUTE RESOLUTION

19.1Mediation. Any controversy or claim arising out of or relating to this Agreement, including any such controversy or claim involving any Affiliate of any Party (a “Dispute”), shall first be submitted to nonbinding mediation according to the Commercial Mediation Procedures of the American Arbitration Association (“AAA”) (see www.adr.org). Such mediation shall be attended on behalf of each Party for at least one session by a senior business person with authority to resolve the Dispute. Any period of limitations that would otherwise expire between the initiation of a mediation and its conclusion shall be extended until twenty (20) calendar days after the conclusion of the mediation.

19.2Arbitration. Any Dispute that cannot be resolved by mediation within forty-five (45) calendar days of notice by one Party to the other of the existence of a Dispute (unless the Parties agree to extend that period) shall be resolved by arbitration in accordance with the Commercial Arbitration Rules of the AAA (“AAA Rules”; see www.adr.org) and the Federal Arbitration Act, 9 §1 et seq. The

arbitration shall be conducted in Delaware, by one arbitrator appointed in accordance with the AAA Rules.

19.3Limited Discovery. The arbitrator shall follow the ICDR Guidelines for Arbitrators Concerning Exchanges of Information in managing and ruling on requests for discovery. The arbitrator, by accepting appointment, undertakes to exert her or his best efforts to conduct the process so as to issue an award within eight (8) months of her or his appointment; provided, that failure to meet that timetable shall not affect the validity of the award.

19.4Governing Law. The arbitrator shall decide the Dispute in accordance with the substantive law of Delaware. All documents and proceedings in connection with any Dispute shall be in the English language.

19.5Awards. The arbitrator may not award any damages inconsistent with Article 10, nor may the arbitrator apply any multiplier to any award of actual damages, except as may be required by statute. The Party that prevails in any Dispute resolution proceeding shall have the right to recover from the other Party its costs and expenses incurred in such Dispute, including reasonable fees for attorneys, expert witnesses and court costs, in addition to any other relief awarded. The award of the arbitrator may be entered in any court of competent jurisdiction.

19.6Injunctive Relief. Notwithstanding anything to the contrary in this Article 19, in connection with any actual or threatened breach of Article 11, the Parties acknowledge and agree that, due to the unique nature of the Confidential Information, a breach of Article 11 may cause irreparable damage to the disclosing Party for which monetary damages would be inadequate. Accordingly, the disclosing Party shall be entitled to seek injunctive relief or other remedies from any court of competent jurisdiction, and the Parties waive the requirement of any bond being posted as security in any application for such relief.

20.SEVERABILITY

Should any part or provision of this Agreement be held unenforceable or in conflict with applicable law, the invalid or unenforceable part or provision will, provided that it does not go to the essence of this Agreement, be replaced with a revision that accomplishes, to the extent possible, the original commercial purpose of that part or provision in a valid and enforceable manner, and the balance of this Agreement remains in full force and effect and binding upon the Parties.

21.SUCCESSORS AND ASSIGNS

This Agreement may not be assigned or otherwise transferred by a Party without the prior written consent of the other Party; provided, that either Party may, without such consent, but with notice to the other Party, assign this Agreement, in whole, (i) in connection with the transfer or sale of all or substantially all of its assets or the line of business for the API or Product to which this Agreement relates, (ii) to a successor entity or acquirer in the event of a merger, consolidation or change of control, or (iii) to any Affiliate. Any purported assignment in violation of the preceding sentence will be void. Any permitted assignee will assume the rights and obligations of its assignor under this Agreement.

22.THIRD PARTIES

21.1No Benefit to Third Parties. The representations, warranties, covenants and agreements set forth in this Agreement are for the sole benefit of the Parties and their successors and permitted assigns, and shall not be construed as conferring any rights on any other persons or entities.

21.2Participating Affiliates. From time to time, Noramco and Buyer may agree to permit one or more of Buyer’s Affiliates to purchase API directly from Noramco under this Agreement. Upon such agreement, Noramco and each designated Affiliate shall execute a participation agreement substantially in the form of Appendix D (a “Participation Agreement”), whereupon such designated Affiliate shall be deemed a “Participating Affiliate”. Each Participation Agreement shall constitute an independent contract between Noramco and such Participating Affiliate; provided, that (1) any and all requests by Buyer or any of its Affiliates for indemnification by Noramco pursuant to Section 10.2 shall be brought, pursued, managed and maintained solely by and through Buyer on behalf of itself and all of its Affiliates and (ii) any notice required or permitted to be made by Noramco hereunder may be made solely to Buyer in accordance with Section 15, and need not be separately sent to any Participating Affiliate. Buyer agrees that execution of a Participation Agreement by a Participating Affiliate shall represent such Participating Affiliate’s independent acceptance of, and agreement to be bound by, the terms and conditions of this Agreement. Nonetheless, Buyer shall remain responsible and liable to Noramco for its Participating Affiliates.

22.PUBLICITY

******* (Circumstances public statements regarding the other party are allowed. Redacted for confidentiality and as disclosure would be seriously prejudicial to interest of Cardiol) neither Party may make any press release or public statement regarding the subject matter of this Agreement or the existence thereof or use the other Party’s or its Affiliates’ names, trademarks, logos, symbols or other image in any form of advertising, promotion or publicity without the prior written consent of the other Party (which consent shall not be unreasonably or arbitrarily withheld or delayed), except to the extent that the press release or public statement may be required by applicable law.

23.CONSTRUCTION

The division of this Agreement into Articles, sections, subsections and Appendices and the insertion of headings are for convenience of reference only and shall not affect the interpretation of this Agreement. Unless otherwise indicated, any reference in this Agreement to an Article, Section or Appendix refers to the specified Article, Section or Appendix to this Agreement. In this Agreement, the terms “this Agreement”, “hereof’, “herein”, “hereunder” and similar expressions refer to this Agreement as a whole (including the Appendices) and not to any particular part, Article, Section, Appendix or the provision hereof. The word “including” (with its grammatical variations) means “including without limitation,” “including but not limited to”, or words of similar import. The language in this Agreement is to be construed in all cases according to its fair meaning. Noramco and Buyer acknowledge that each Party and its counsel have reviewed and revised this Agreement and that any rule of construction, to the effect that any ambiguities are to be resolved against the drafting Party, are not to be employed in the interpretation of this Agreement.

24.COUNTERPARTS

This Agreement may be executed in counterparts, each of which will be an original as against either Party whose signature appears thereon, but all of which together constitutes one and the same instrument. This Agreement may be delivered electronically by email of a signed PDF copy.

[Remainder of Page is Intentionally Blank]

IN WITNESS WHEREOF, each of the Parties has caused its duly authorized representative to execute this Agreement as of the Effective Date.

CARDIOL THERAPEUTICS INC.		NORAMCO, INC.

Signature:	/s/ David Elsley	Signature:	/s/ Bill Grubb
Print Name:	David Elsley	Print Name:	William B Grubb III (Bill)
Title:	CEO	Title:	VP Global Business Development and Innovation